                                                                  EXHIBIT 13(i)


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

GENERAL

         Camco's profitability depends primarily on the level of net interest income, which is the difference between interest income on interest-earning assets, principally loans, mortgage-backed securities and investment securities, and interest expense on deposit accounts and borrowings. In recent years, Camco's net earnings has also been heavily influenced by the level of other income, including gains on sale of loans, loan servicing fees and other fees. Camco's operations are also influenced by the level of general, administrative and other expenses, including salaries and employee benefits, occupancy expense, federal deposit insurance premiums and federal income tax expense.

         Since its incorporation in 1970, Camco has evolved into a full service provider of financial products to the communities served by its Banks. Utilizing a common marketing theme based on Camco's commitment to personalized customer service, Camco and its affiliates have grown from $22.4 million of consolidated assets in 1970 to $469.5 million of consolidated assets at December 31, 1996. Camco's rate of growth is largely attributable to its acquisitions of Marietta Savings, First Federal and First Savings and the continued expansion of product lines from the limited deposit and loan offerings which could be offered in the heavily regulated environment of the 1970s to the wider array of financial service products that were the previous domain of commercial banks. Additionally, Camco's operational growth has been enhanced by vertical integration of the residential lending function through establishing mortgage banking operations in the Banks' primary market areas and, to a lesser extent, by chartering a title insurance agency.

         Camco's management believes that continued success in the financial services industry will be achieved by those institutions with a rigorous dedication to building value-added customer-oriented organizations. Toward this end, each of the Banks' operations are decentralized, with a separate Board of Directors and management team focusing on consumer preferences for financial products in the respective communities served. Based on such consumer preferences, Camco's management designs financial service products with a view towards differentiating each of the constituent Banks from the competition. It is management's opinion that the Banks' abilities to rapidly adapt to consumer needs and preferences is essential to community-based financial institutions in order to compete against the larger regional and money-center bank holding companies.

ASSET AND LIABILITY MANAGEMENT

         Net interest income, the difference between asset yields and the cost of interest-bearing liabilities, is the principal component of Camco's net earnings. The ability to maximize net interest income is largely dependent upon the achievement of a positive interest rate spread that can be sustained during fluctuations in the prevailing level of interest rates. Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities which either reprice or mature within a given period of time. The difference, or the interest rate repricing "gap", provides an indication of the extent to which a financial institution's interest rate spread will be affected by changes in interest rates. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities and is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of interest-rate sensitive assets. Generally, during a period of rising interest rates, a negative gap within shorter maturities would adversely affect net interest income, while a positive gap within shorter maturities would result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative gap within shorter maturities would result in an increase in net interest income, while a positive gap within shorter maturities would have the opposite effect.

         In recognition of the foregoing factors, the Board of Directors of each of the Banking Subsidiaries has implemented an asset and liability management strategy directed toward improving each Bank's interest rate sensitivity. The principal common elements of such strategies include 1) meeting the consumer preference for fixed-rate loans over the past several years by selling such loans in the secondary market and 2) maintaining higher levels of liquid assets, such as cash, short-term interest-bearing deposits and short-term investment securities as a hedge against rising interest rates in the lower interest rate environment and utilizing FHLB advances and longer term certificates of deposit as funding sources when available.

                  The following table sets forth certain information regarding the amounts of various categories of assets and liabilities repricing within the periods indicated:

                                                                         December 31, 1996
                                                     -----------------------------------------------------------
                                                     Within 1 year     1-5 years      Over 5 years       Total
                                                     -------------     ---------      ------------       -----
                                                                           (In thousands)
Interest-earning assets (1):
     Interest-bearing deposits in other banks          $   8,070        $     198        $   --         $  8,268
     Investment securities (2)                             4,606           20,095             666         25,367
     Mortgage-backed securities                              390            2,495           8,548         11,433
     Loans receivable (3)                                167,010           85,410         145,726        398,146
                                                       ---------        ---------        --------       --------
        Total                                            180,076          108,198         154,940        443,214
                                                       ---------        ---------        --------       --------
Interest-bearing liabilities (1):
     Deposits                                            268,654           87,187           2,168        358,009
     FHLB advances                                        34,500           17,110           5,744         57,354
                                                       ---------        ---------        --------       --------
        Total                                            303,154          104,297           7,912        415,363
                                                       ---------        ---------        --------       --------
Excess (deficiency) of interest sensitive assets
     over interest sensitive liabilities               $(123,078)       $   3,901        $147,028       $ 27,851
                                                       =========        =========        ========       ========
Cumulative excess (deficiency) of interest
     sensitive assets over interest sensitive
     liabilities                                       $(123,078)       $(119,177)       $ 27,851       $ 27,851
                                                       =========        =========        ========       ========

Cumulative interest rate sensitivity gap to total
     assets                                               (26.22)%         (25.39)%          5.93%          5.93%
                                                       =========        =========        ========       ========

-----------------------------

(1) Interest-earning assets and interest-bearing liabilities are shown as repricing based on contractual terms to repricing, without consideration of loan prepayments or deposit decay assumptions.

(2)  Does not include corporate equity securities or FHLB stock.

(3) Represents loans receivable totals before consideration of net items and excluding loans held for sale.

FINANCIAL CONDITION

         Camco's total assets amounted to $469.5 million as of December 31, 1996, an increase of $123.0 million, or 35.5%, over the $346.5 million total as of December 31, 1995. The increase in 1996 follows asset growth of $21.8 million, or 6.7%, in 1995. The increase in 1996 was due primarily to the acquisition of First Ashland Financial Corporation and its wholly owned subsidiary, First Savings, which resulted in net asset growth of approximately $80.7 million. The additional increase in total assets was funded primarily through growth in the deposit portfolio of $2.6 million, an increase in advances from the Federal Home Loan Bank of $29.8 million and undistributed net earnings of $1.8 million.

         Cash, interest-bearing deposits and certificates of deposit in other financial institutions totaled $18.9 million at December 31, 1996, an increase of $3.5 million, or 23.0%, over the 1995 total. Investment securities totaled $27.0 million at December 31, 1996, an increase of $4.6 million, or 20.5%, over 1995 levels. The increase was primarily attributable to securities acquired through the Merger totaling $5.9 million, coupled with purchases during 1996 of $10.0 million, which were partially offset by maturities of $10.8 million and sales of $427,000. Mortgage-backed securities increased by $5.5 million, or 91.1%, to a total of $11.4 million at December 31, 1996, as a result of securities acquired through the Merger of $6.7 million, which were partially offset by principal repayments during the year totaling $1.2 million.

         Loans receivable totaled $388.9 million at December 31, 1996, an increase of $96.2 million, or 32.9%, over the $292.8 million total at December 31, 1995. The increase resulted primarily from loans acquired through the Merger totaling $64.1 million, coupled with loan originations during 1996 of $180.8 million, which were partially offset by principal repayments of $87.3 million and sales of loans in the secondary market totaling $61.7 million. Loan origination volume increased during 1996 by $43.4 million, or 31.6%, as compared to 1995. During 1996, Camco's volume of loan sales in the secondary market increased by $22.8 million, or 58.6%, as compared to 1995 sales volume of $38.9 million.

         Camco's consolidated allowance for loan losses totaled $1.2 million, $1.0 million and $943,000 at December 31, 1996, 1995 and 1994, respectively, representing 52.5%, 95.4% and 71.5% of nonperforming loans at those respective dates. Nonperforming loans totaled $2.4 million, $1.1 million and $1.3 million at December 31, 1996, 1995 and 1994, respectively, representing .61%, .37% and
 .50% of total net loans, including loans held for sale, at those dates. The increase in nonperforming loans during 1996 was due primarily to the $1.1 million of nonperforming loans in the portfolio acquired in the Merger. This total included one multi-family loan totaling approximately $530,000 which was included in the non accrual portfolio, and approximately $480,000 of loans greater than 90 days delinquent secured by other residential real estate. Over all, Camco's nonperforming loans consisted of loans secured by residential real estate totaling $1.6 million, or 65.7%, loans secured by nonresidential real estate totaling $655,000, or 27.6%, and consumer and other loans totaling $158,000, or 6.7%. The allowance for loan losses was increased during 1996 as a result of the Merger by $109,000, which represented the allowance maintained by First Savings prior to the Merger. The provision for loan losses for the years ended December 31, 1996 and 1995, was attributable to the aforementioned increase in nonperforming loans and $62.1 million in loan portfolio growth during that period. Although management believes that its allowance for loan losses at December 31, 1996, was adequate based upon the available facts and circumstances, there can be no assurance that additions to such allowance will not be necessary in future periods, which could adversely affect Camco's results of operations.

         The foregoing statement regarding the adequacy of the allowance for loan losses is a "forward-looking" statement within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Factors that could affect the adequacy of the loan loss allowance include, but are not limited to, the following: (1) changes in the national and local economy which may negatively impact the ability of borrowers to repay their loans and which may cause the value of real estate and other properties that secure outstanding loans to decline; (2) unforeseen adverse changes in circumstances with respect to certain large loans; (3) decreases in the value of collateral securing consumer loans to amounts less than the outstanding balances of the consumer loans; and (4) determinations by various regulatory agencies that Camco must recognize additions to its loan loss allowance based on such regulators' judgment of information available to them at the time of their examinations.

         Cash surrender value of life insurance increased by $4.9 million during the year ended December 31, 1996. The increase relates to the purchase of single premium key man life insurance, of which Camco is the beneficiary, to supplement retirement benefits for certain key officers and directors of Camco and its subsidiaries.

         As a result of the Merger, goodwill and other intangible assets totalled $3.7 million at December 31, 1996.

         Deposits increased by $71.4 million, or 24.9%, during the year ended December 31, 1996, to a total of $358.0 million, compared to the $286.6 million total at December 31, 1995. The increase resulted primarily from deposits of $68.9 million acquired in the Merger, coupled with deposit portfolio growth of $2.6 million, or .9%. Deposit growth during 1995 amounted to $19.7 million, or 7.4%. The increase in 1995 resulted primarily from management's marketing efforts, coupled with pricing strategies employed to achieve a moderate rate of growth.

         Advances from the FHLB of Cincinnati totaled $57.4 million at December 31, 1996, an increase of $31.3 million, or 119.9%, over the $26.1 million total at December 31, 1995. The increase was due primarily to net current period borrowings totaling $29.8 million, coupled with advances of $1.5 million acquired through the Merger. During 1996 management elected to partially fund loan origination volume with such advances as an alternative to higher costing customer deposits.

         The Banks are required to maintain minimum regulatory capital levels pursuant to federal regulations. At December 31, 1996, the Banks' regulatory capital exceeded the most stringent of these regulations by approximately $20.1 million.

COMPARISON OF THE RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1996 AND DECEMBER 31, 1995

         GENERAL. Camco's net earnings for the year ended December 31, 1996, totaled $3.0 million, a decrease of $635,000, or 17.4%, from the $3.6 million in net earnings recorded for the year ended December 31, 1995. The decrease resulted primarily from a $3.4 million increase in general, administrative and other expense due primarily to the one-time SAIF assessment of $1.8 million, which was partially offset by a $2.0 million increase in net interest income, a $32,000 decrease in the provision for losses on loans, a $303,000 increase in other income and a $414,000 decrease in the provision for federal income taxes.

         NET INTEREST INCOME. Total interest income for the year ended December 31, 1996, amounted to $29.3 million, an increase of $3.8 million, or 15.0%, over the $25.4 million recorded in 1995. Interest income on loans and mortgage-backed securities increased by $3.7 million, or 16.0%. The increase resulted primarily from a $38.7 million increase in the average portfolio outstanding, coupled with an 18 basis point increase in the average yield, from 8.11% in 1995, to 8.29% in 1996. Interest income on investment securities and interest-bearing deposits increased by $87,000, or 4.2%, to a total of $2.2 million in 1996. The increase was due primarily to a 50 basis point increase in yield, to 6.52% in 1996, which was partially offset by a $1.3 million decrease in the average outstanding balance. The decline in the average balance during 1996 reflects management's decision to redeploy excess liquidity to fund loan originations, thereby obtaining a more favorable yield.

         Interest expense increased during the year ended December 31, 1996, by $1.8 million, or 12.5%, to a total of $16.0 million, compared to the $14.3 million total recorded in 1995. Interest expense on deposits increased by $1.5 million, or 11.7%, to a total of $13.9 million in 1996. The increase resulted primarily from growth in the average portfolio outstanding of $25.8 million, coupled with an increase in the average rate paid on deposits of 10 basis points, from 4.45% in 1995 to 4.55% in 1996. Interest expense on borrowings increased by $334,000, or 18.8%, to a total of $2.1 million in 1996. The increase was due primarily to a $7.7 million increase in the average balance of borrowings outstanding, which was partially offset by a 44 basis point decline in the average rate paid on such advances, from 6.37% in 1995 to 5.93% in 1996.

         As a result of the foregoing changes in interest income and interest expense, net interest income increased by approximately $2.0 million, or 18.2%, to a total of $13.2 million for the year ended December 31, 1996. The net interest rate spread increased by 17 basis points during the year, from 3.27% in 1995 to 3.44% in 1996, while the net interest margin increased by 20 basis points, from 3.47% in 1995 to 3.67% in 1996.

         PROVISION FOR LOSSES ON LOANS. A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by the Banks, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Banks' market areas, and other factors related to the collectibility of the Banks' loan portfolio. As a result of such analysis, management recorded a provision for losses on loans totaling $111,000 for the year ended December 31, 1996, a decrease of $32,000, or 22.4%, from the $143,000 total recorded in 1995. As stated previously, the current year provision is primarily attributable to growth in the loan portfolio, coupled with an increase in nonperforming loans to $2.4 million at December 31, 1996, compared to $1.1 million at December 31, 1995.

         OTHER INCOME. Other income totaled $3.6 million for the year ended December 31, 1996, an increase of $303,000, or 9.2%, over the $3.3 million total for 1995. The increase resulted primarily from a $230,000, or 25.1%, increase in late charges, rent and other and a $131,000, or 11.6% increase in gain on sale of loans.

         GENERAL, ADMINISTRATIVE AND OTHER EXPENSE. General, administrative and other expense totaled $12.2 million for the year ended December 31, 1996, an increase of $3.4 million, or 38.9%, over the $8.8 million total recorded in 1995. The increase resulted primarily from a $1.7 million, or 279.0%, increase in federal deposit insurance premiums, which resulted from the legislation enacted to recapitalize the SAIF, coupled with a $772,000, or 18.4%, increase in employee compensation and benefits, a $268,000, or 29.7%, increase in occupancy and equipment, a $77,000, or 23.9%, increase in franchise taxes and a $477,000, or 24.8%, increase in other operating expense.

         During 1996 legislation was enacted to recapitalize the SAIF which mandated payment of a special one-time assessment for all savings associations, including the Banks. The assessment was computed based upon the Banks' deposits as of March 31, 1995. The assessment rate was finalized at $.657 per every $100 of deposits, which resulted in a pre-tax charge to 1996 operations of approximately $1.8 million for deposits held by Cambridge Savings, First Federal and Marietta Savings. The recapitalization legislation will reduce federal deposit insurance premiums from $.23 per $100 in deposits to $.065 per $100 in deposits, effective January 1, 1997.

         Increases in general, administrative and other expenses during 1996 generally resulted from the effects of the Merger which was consummated on October 4, 1996. From that date through the end of 1996, operating expenses reflect the increased size of Camco, as compared to the prior year. In addition to Merger-related increases, employee compensation and benefits increased primarily from increased costs associated with retirement and other employee benefit plans, coupled with normal merit increases and an increase in staffing levels as a result of growth. The increase in occupancy and equipment resulted primarily from an increase in depreciation expense following the addition of a new branch location at First Federal and the construction costs related to the installation of automated teller machines ("ATMs") during 1996. The increase in franchise taxes resulted from the increase in stockholders' equity year to year. The increase in other operating expenses resulted primarily from increased costs of operations as a result of Camco's growth year to year.

         FEDERAL INCOME TAXES. The provision for federal income taxes totaled $1.5 million for the year ended December 31, 1996, a decrease of $414,000, or 21.7%, from the $1.9 million total recorded in 1995. The decrease resulted primarily from the decrease in net earnings before taxes of $1.0 million, or 18.9%. The effective tax rates were 33.2% and 34.4% for the years ended December 31, 1996 and 1995, respectively.

COMPARISON OF THE RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1995 AND DECEMBER 31, 1994

         GENERAL. Camco's net earnings for the year ended December 31, 1995, totaled $3.6 million, an increase of $1.1 million, or 43.5%, over the $2.5 million in net earnings recorded for the year ended December 31, 1994. The increase resulted primarily from a $1.7 million increase in net interest income and a $715,000 increase in other income, which were partially offset by a $46,000 increase in the provision for losses on loans, a $621,000 increase in general, administrative and other expense, and a $599,000 increase in the provision for federal income taxes.

         NET INTEREST INCOME. Total interest income for the year ended December 31, 1995, amounted to $25.4 million, an increase of $5.7 million, or 28.8%, over the $19.7 million recorded in 1994. Interest income on loans and mortgage-backed securities increased by $6.2 million, or 36.5%. The increase resulted primarily from a $62.4 million increase in the average portfolio outstanding, coupled with a 52 basis point increase in the average yield, from 7.59% in 1994 to 8.11% in 1995. Interest income on investment securities and interest-bearing deposits decreased by $562,000, or 21.3%, to a total of $2.1 million in 1995. The decrease was due primarily to a reduction in the average balance outstanding of $16.4 million, which was partially offset by an 84 basis point increase in yield, to 6.02% in 1995. The decline in the average balance during the year reflects management's decision to redeploy excess liquidity to fund loan originations, thereby obtaining a more favorable yield.

         Interest expense increased during the year ended December 31, 1995, by $4.0 million, or 39.3%, to a total of $14.3 million, compared to 1994. Interest expense on deposits increased by $3.0 million, or 31.4%, to a total of $12.5 million in 1995. The increase resulted primarily from growth in the average portfolio outstanding of $25.1 million, coupled with an increase in the average rate paid on deposits of 73 basis points, from 3.72% in 1994 to 4.45% in 1995. Interest expense on borrowings increased by $1.0 million, or 141.7%, to a total of $1.8 million in 1995. The increase was due primarily to a $16.3 million increase in the average balance of borrowings outstanding.

         As a result of the foregoing changes in interest income and interest expense, net interest income increased by approximately $1.7 million, or 17.4%, to a total of $11.2 million for the year ended December 31, 1995. The net interest rate spread declined by 5 basis points during the year, from 3.32% in 1994 to 3.27% in 1995, while the net interest margin increased by 2 basis points, from 3.45% in 1994 to 3.47% in 1995.

         PROVISIONS FOR LOSSES ON LOANS. The provision for losses on loans amounted to $143,000 for the year ended December 31, 1995, an increase of $46,000, or 47.4%, over the $97,000 total recorded in 1994. The 1995 provision is primarily attributable to growth in the loan portfolio, as nonperforming loans declined during the period, totaling $1.1 million at December 31, 1995, compared to $1.3 million at December 31, 1994.

         OTHER INCOME. Other income totaled $3.3 million for the year ended December 31, 1995, an increase of $715,000, or 27.7%, over the $2.6 million total for 1994. The increase resulted primarily from a $163,000, or 21.7%, increase in late charges, rent and other and a $625,000, or 124.8%, increase in gain on sale of loans, which were partially offset by a $140,000 decline in gain on sale of real estate acquired through foreclosure. The increase in gain on sale of loans can be attributed primarily to Camco's adoption of SFAS No. 122 on "Accounting for Mortgage Servicing Rights" during 1995. SFAS No. 122 provides for recognition of rights to service mortgage loans as separate assets. Camco adopted SFAS No. 122 as of April 1, 1995, and recorded mortgage servicing rights totaling $655,000 during the year ended December 31, 1995.

         GENERAL, ADMINISTRATIVE AND OTHER EXPENSE. General, administrative and other expense totaled $8.8 million for the year ended December 31, 1995, an increase of $621,000, or 7.6%, over the $8.2 million recorded in 1994. The increase resulted primarily from a $592,000, or 16.4%, increase in employee compensation and benefits, a $51,000, or 8.9%, increase in federal deposit insurance premiums and a $31,000, or 10.7%, increase in franchise taxes, which were partially offset by a decline of $28,000, or 3.0%, in occupancy expense. The increase in employee compensation and benefits resulted primarily from normal merit increases and an increase in staffing levels as a result of growth. The increase in federal deposit insurance premiums can be attributed to growth in the deposit portfolio year to year, while the increase in franchise taxes resulted from an increase in stockholders' equity following Camco's stock offering during 1994.

         FEDERAL INCOME TAXES. The provision for federal income taxes totaled $1.9 million for the year ended December 31, 1995, an increase of $599,000, or 45.7%, over the $1.3 million total recorded in 1994. The increase resulted primarily from the increase in net earnings before taxes of $1.7 million, or 44.3%. The effective tax rates were 34.4% and 34.0% for the years ended December 31, 1995 and 1994, respectively.

LIQUIDITY AND CAPITAL RESOURCES

         Savings associations are generally required to maintain specified minimum levels of liquid investments, including cash and qualifying types of U.S. Government and agency obligations and other specified instruments. The primary sources of funds to the Banks are deposits, principal and interest payments made on the portfolio loans, proceeds from the sale of mortgage loans, maturing investments, FHLB advances and funds provided by operating activities. Principal uses of funds include deposit withdrawals, loan originations, investment purchases, repayment of FHLB advances, payment of interest on deposits and payment of operating expenses. While certain of these sources and uses of funds are relatively predictable, deposit flows, loan originations and prepayments of loans are influenced by external factors such as interest rates, economic conditions, competition and consumer confidence in financial service industries.

         Camco attempts to maintain a stable retail deposit base which does not utilize brokered deposits. During the years ended December 31, 1996 and 1995, Camco maintained its deposit balance goals by offering competitive, but not excessive, interest rates on deposits. In addition to growth as a result of the Merger, the deposit balance increased by $2.6 million due to growth in Camco's portfolio in 1996.

         At December 31, 1996, the Banks had total outstanding loan commitments of $22.2 million, which included outstanding loan origination commitments, outstanding commitments to purchase loans, undisbursed loans in process of $8.9 million, and borrower's unused lines of credit of $7.5 million. Such commitments can be funded from current excess liquidity.

         Camco's principal source of income on an unconsolidated basis is earnings and dividends from the Banks. The ability of the Banks to pay dividends to Camco is subject to certain regulatory restrictions. Each of the Banks is currently able to pay dividends to Camco to the fullest extent permitted by federal regulations.

IMPACT OF INFLATION AND CHANGING PRICES

         The consolidated financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and results of operations in terms of historical dollars, without considering changes in relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than does the effect of general levels of inflation. In the current interest rate environment, the liquidity, the maturity structure and the quality of Camco's assets and liabilities are critical to the maintenance of acceptable performance levels.

IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS

         In October 1994, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 119 "Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments." SFAS No. 119 requires financial statement disclosure of certain derivative financial instruments, defined as futures, forwards, swaps, option contracts, or other financial instruments with similar characteristics. In the opinion of management, the disclosure requirements of SFAS No. 119 will have no material effect on Camco's consolidated financial condition or results of operations, as Camco does not invest in derivative financial instruments, as defined. As a result, the applicability of SFAS No. 119 relates solely to disclosure requirements pertaining to fixed-rate and adjustable-rate loan commitments.

         In March 1995, the FASB issued SFAS No. 121. "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the entity should estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the assets, an impairment loss is recognized. Measurement of an impairment loss for long-lived assets and identifiable intangibles that an entity expects to hold and use should be based on the fair value of the asset. SFAS No. 121 is effective for financial statements for fiscal years beginning after December 15, 1995. Earlier application is encouraged. Management adopted SFAS No. 121 on January 1, 1996, as required, without material effect on Camco's consolidated financial position or results of operations.

         In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation", establishing financial accounting and reporting standards for stock-based employee compensation plans. SFAS No. 123 encourages all entities to adopt a new method of accounting to measure compensation cost of all employee stock compensation plans based on the estimated fair value of the award at the date it is granted. Companies are, however, allowed to continue to measure compensation cost for those plans using the intrinsic value based method of accounting, which generally does not result in compensation expense recognition for most plans. Companies that elect to remain with the existing accounting are require to disclose in a footnote to the financial statements pro forma net earnings and, if presented, earnings per share, as if SFAS No. 123 had been adopted. The accounting requirements of SFAS No. 123 are effective for transactions entered into during fiscal years that begin after December 15, 1995; however, companies are required to disclose information for awards granted in their first fiscal year beginning after December 15, 1994. Management has determined that Camco will continue to account for stock-based compensation pursuant to Accounting Principles Board Opinion No. 25, and therefore, the disclosure provisions of SFAS No. 123 will have no effect on its consolidated financial condition or results of operations.

         In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers of Financial Assets, Servicing Rights, and Extinguishment of Liabilities", that provides accounting guidance on transfers of financial assets, servicing of financial assets, and extinguishment of liabilities. SFAS No. 125 introduces an approach to accounting for transfers of financial assets that provides a means of dealing with more complex transactions in which the seller disposes of only a partial interest in the assets, retains rights or obligations, makes use of special purpose entities in the transaction, or otherwise has continuing involvement with the transferred assets. The new accounting method, referred to as the financial components approach, provides that the carrying amount of the financial assets transferred be allocated to components of the transaction based on their relative fair values. SFAS No. 125 provides criteria for determining whether control of assets has been relinquished and whether a sale has occurred. If the transfer does not qualify as a sale, it is accounted for as a secured borrowing. Transactions subject to the provisions of SFAS No. 125 include, among others, transfers involving repurchase agreements, securitizations of financial assets, loan participations, factoring arrangements, and transfers of receivables with recourse.

         An entity that undertakes an obligation to service financial assets recognizes either a servicing asset or liability for the servicing contract (unless related to a securitization of assets, and all the securitized assets are retained and classified as held-to-maturity). A servicing asset or liability that is purchased or assumed is initially recognized at its fair value. Servicing assets and liabilities are amortized in proportion to and over the period of estimated net servicing income or net servicing loss and are subject to subsequent assessments for impairment based on fair value.

         SFAS No. 125 provides that a liability is removed from the balance sheet only if the debtor either pays the creditor and is relieved of its obligation for the liability or is legally released from being the primary obligor.

         SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1997, and is to be applied prospectively. Earlier or retroactive application is not permitted. Management does not believe that adopting of SFAS No. 125 will have a material adverse effect on Camco's consolidated financial position or results of operations.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
               --------------------------------------------------

Board of Directors
Camco Financial Corporation

We have audited the accompanying consolidated statements of financial condition of Camco Financial Corporation and Subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years ended December 31, 1996, 1995 and 1994. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Camco Financial Corporation and Subsidiaries as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the years ended December 31, 1996, 1995 and 1994, in conformity with generally accepted accounting principles.

As more fully explained in Note A-4, the Corporation changed its method of accounting for gains on sale of loans during the year ended December 31, 1995.

Grant Thornton LLP

Cincinnati, Ohio
February 19, 1997

                  CAMCO FINANCIAL CORPORATION AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                  December 31,
                        (In thousands, except share data)

                  ASSETS                                                        1996          1995
Cash and due from banks                                                     $ 10,587      $ 11,325
Interest-bearing deposits in other financial institutions                      7,278         2,122
                                                                            --------      --------
         Cash and cash equivalents                                            17,865        13,447

Certificates of deposit in other financial institutions                          990         1,881
Investment securities available for sale - at market                           5,174         3,131
Investment securities - at cost, approximate market value of $21,822
  and $19,123 as of December 31, 1996 and 1995                                21,844        19,283
Mortgage-backed securities available for sale - at market                        742           985
Mortgage-backed securities - at cost, approximate market  value of
  $10,735 and $5,045 as of December 31, 1996 and 1995                         10,700         5,002
Loans held for sale - at lower of cost or market                                 931         1,518
Loans receivable - net                                                       387,992       291,233
Office premises and equipment - net                                            6,811         4,153
Real estate acquired through foreclosure                                          53            28
Federal Home Loan Bank stock - at cost                                         3,942         2,832
Accrued interest receivable on loans                                           2,443         1,736
Accrued interest receivable on mortgage-backed securities                         69            58
Accrued interest receivable on investment securities and
  interest-bearing deposits                                                      499           335
Prepaid expenses and other assets                                                495           699
Cash surrender value of life insurance                                         4,880          --
Goodwill and other intangible assets - net of accumulated amortization         3,701          --
Prepaid federal income taxes                                                     319           148
                                                                            --------      --------
         Total assets                                                       $469,450      $346,469
                                                                            ========      ========

         LIABILITIES AND STOCKHOLDERS' EQUITY                               1996          1995
Deposits                                                                $358,009      $286,574
Advances from the Federal Home Loan Bank                                  57,354        26,078
Advances by borrowers for taxes and insurance                              2,864         2,964
Accounts payable and accrued liabilities                                   4,490         1,797
Dividends payable                                                            368           207
Deferred federal income taxes                                              1,352         1,156
                                                                        --------      --------
         Total liabilities                                               424,437       318,776


Commitments                                                                 --            --


Stockholders' equity
  Preferred stock - $1 par value; authorized 100,000 shares;
    no shares outstanding                                                   --            --
  Common stock - $1 par value; authorized, 4,900,000 shares, issued 3,062,893 at December 31, 1996 and 1,971,482 shares
    at December 31, 1995                                                   3,063         1,971
  Additional paid-in capital                                              21,917         5,735
  Retained earnings - substantially restricted                            20,005        19,936
  Unrealized gains on securities designated as available for sale,
    net of related tax effects                                                28            51
                                                                        --------      --------
         Total stockholders' equity                                       45,013        27,693
                                                                        --------      --------
         Total liabilities and stockholders' equity                     $469,450      $346,469
                                                                        ========      ========



The accompanying notes are an integral part of these statements.

                  CAMCO FINANCIAL CORPORATION AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF EARNINGS

                         For the year ended December 31,
                        (In thousands, except share data)

                                                                               1996             1995             1994
Interest income
  Loans                                                                 $    26,621       $   22,939      $    16,622
  Mortgage-backed securities                                                    474              423              497
  Investment securities                                                       1,448            1,570            1,826
  Interest-bearing deposits and other                                           717              508              814
                                                                        -----------       ----------      -----------
         Total interest income                                               29,260           25,440           19,759

Interest expense
  Deposits                                                                   13,933           12,478            9,497
  Borrowings                                                                  2,113            1,779              736
                                                                        -----------       ----------      -----------
         Total interest expense                                              16,046           14,257           10,233
                                                                        -----------       ----------      -----------
         Net interest income                                                 13,214           11,183            9,526

Provision for losses on loans                                                   111              143               97
                                                                        -----------       ----------      -----------
         Net interest income after provision for losses on loans             13,103           11,040            9,429

Other income
  Late charges, rent and other                                                1,145              915              752
  Loan servicing fees                                                           749              796              769
  Service charges and other fees on deposits                                    447              448              408
  Gain on sale of loans                                                       1,257            1,126              501
  Gain (loss) on sale of real estate acquired through  foreclosure               (2)               8              148
                                                                        -----------       ----------      -----------
         Total other income                                                   3,596            3,293            2,578
                                                                        -----------       ----------      -----------
General, administrative and other expense
  Employee compensation and benefits                                          4,970            4,198            3,606
  Occupancy and equipment                                                     1,170              902              930
  Federal deposit insurance premiums                                          2,369              625              574
  Data processing                                                               454              397              405
  Advertising                                                                   388              406              409
  State franchise taxes                                                         399              322              291
  Amortization of goodwill                                                       38             --               --
  Other operating                                                             2,402            1,925            1,939
                                                                        -----------       ----------      -----------
         Total general, administrative and other expense                     12,190            8,775            8,154
                                                                        -----------       ----------      -----------
         Earnings before federal income taxes                                 4,509            5,558            3,853

Federal income taxes
  Current                                                                     1,214            1,794            1,356
  Deferred                                                                      282              116              (45)
                                                                        -----------       ----------      -----------
         Total federal income taxes                                           1,496            1,910            1,311
                                                                        -----------       ----------      -----------
         NET EARNINGS                                                   $     3,013       $    3,648      $     2,542
                                                                        ===========       ==========      ===========
         EARNINGS PER SHARE                                             $      1.30       $     1.76      $      1.40
                                                                        ===========       ==========      ===========
Weighted average number of common shares outstanding                      2,313,240        2,068,866        1,814,227
                                                                        ===========       ==========      ===========


The accompanying notes are an integral part of these statements.

                  CAMCO FINANCIAL CORPORATION AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

              For the years ended December 31, 1996, 1995 and 1994
                        (In thousands, except share data)

                                                                             UNREALIZED
                                                                          GAINS (LOSSES)
                                                                          ON SECURITIES
                                                               ADDITIONAL    DESIGNATED                      TOTAL
                                                  COMMON STOCK    PAID-IN  AS AVAILABLE    RETAINED  STOCKHOLDERS'
                                                  ($1 PAR VALUE)  CAPITAL      FOR SALE    EARNINGS         EQUITY
Balance at January 1, 1994                            $1,565      $   741      $--         $ 17,520       $ 19,826

Stock options exercised                                    1            7       --             --                8
Cash dividends declared - $.3168 per share              --           --         --             (578)          (578)
Stock dividend (5%) including cash in lieu of
  fractional shares                                       78          938       --           (1,018)            (2)
Proceeds from offering of common stock                   231        2,730       --             --            2,961
Designation of securities as available for sale
  upon adoption of SFAS No. 115                         --           --          298           --              298
Net earnings                                            --           --         --            2,542          2,542
Unrealized losses on securities designated as
  available for sale, net of related tax effects        --           --         (314)          --             (314)
                                                      ------      -------      -----       --------       --------

Balance at December 31, 1994                           1,875        4,416        (16)        18,466         24,741

Stock options exercised                                    2            8       --             --               10
Cash dividends declared - $.3708 per share              --           --         --             (770)          (770)
Stock dividend (5%) including cash in lieu
  of fractional shares                                    94        1,311       --           (1,408)            (3)
Net earnings                                            --           --         --            3,648          3,648
Unrealized gains on securities designated as
  available for sale, net of related tax effects        --           --           67           --               67
                                                      ------      -------      -----       --------       --------

Balance at December 31, 1995                           1,971        5,735         51         19,936         27,693

Stock options exercised                                    6           23       --             --               29
Cash dividends declared - $.4488 per share              --           --         --           (1,165)        (1,165)
Stock dividend (5%) including cash in lieu
  of fractional shares                                    99        1,676       --           (1,779)            (4)
Issuance of shares in connection with
  acquisition                                            987       14,483       --             --           15,470
Net earnings                                            --           --         --            3,013          3,013
Unrealized losses on securities designated as
  available for sale, net of related tax effects        --           --          (23)          --              (23)
                                                      ------      -------      -----       --------       --------

Balance at December 31, 1996                          $3,063      $21,917      $  28       $ 20,005       $ 45,013
                                                      ======      =======      =====       ========       ========




The accompanying notes are an integral part of these statements.

                  CAMCO FINANCIAL CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                         For the year ended December 31,
                                 (In thousands)

                                                                             1996           1995            1994
Cash flows from operating activities:
  Net earnings for the year                                             $   3,013       $  3,648       $   2,542
  Adjustments to reconcile net earnings to net cash
  provided by (used in) operating activities:
    Amortization of goodwill                                                   38           --              --
    Amortization of premiums and discounts on investment and
      mortgage-backed securities - net                                         30            (13)            139
    Depreciation and amortization                                             492            461             502
    Amortization of purchase accounting adjustments                           (10)          --              --
    Provision for loan losses                                                 111            143              97
    Amortization of deferred loan origination fees                           (441)          (310)           (226)
    Loss (gain) on sale of real estate acquired through
       foreclosure                                                              2             (8)           (148)
    Federal Home Loan Bank stock dividends                                   (225)          (177)           (109)
    Gain on sale of loans                                                    (391)          (471)           (501)
    Gain on sale of equipment                                                --               (5)           --
    Loans originated for sale in the secondary market                     (61,100)       (39,941)        (35,015)
    Proceeds from sale of mortgage loans in the
      secondary market                                                     62,078         39,362          41,777
    Increase (decrease) in cash, net of acquisition of First
    Ashland Financial Corporation, due to changes in:
      Accrued interest receivable on loans                                   (297)          (418)           (338)
      Accrued interest receivable on mortgage-backed securities                32             28              23
      Accrued interest receivable on investments                              (95)           125               9
      Prepaid expenses and other assets                                       255           (152)           (142)
      Accrued interest and other liabilities                                1,967           (411)          1,237
      Federal income taxes
        Current                                                              (158)           294            (142)
        Deferred                                                              282            116             (45)
                                                                        ---------       --------       ---------
Net cash provided by operating activities                                   5,583          2,271           9,660
                                                                        ---------       --------       ---------
Cash flows provided by (used in) investing activities:
  Proceeds from maturities of investment securities                        10,788          9,750           5,194
  Proceeds from sale of investment securities                                 427           --              --
  Purchase of investment securities designated as available
    for sale                                                                  (33)          --              --
  Purchase of investment securities designated as held to maturity         (9,996)        (1,775)         (6,473)
  Purchase of mortgage-backed securities                                     --             --              (500)
  Principal repayments on mortgage-backed securities                        1,244          1,061           2,807
  Loans purchased                                                            --             --              (710)
  Loan disbursements                                                     (119,738)       (97,464)       (122,962)
  Principal repayments on loans                                            87,317         67,390          54,802
  Purchase of office premises and equipment                                (1,023)          (565)           (535)
  Proceeds from sale of office premises and equipment                        --               37            --
  Proceeds from sale of real estate acquired through foreclosure              326             89             333
  Proceeds from redemption of FHLB stock                                     --             --                67
  Purchase of FHLB stock                                                     (200)          (393)           (551)
  Additions to real estate acquired through foreclosure                        (3)           (70)            (92)
  Net decrease in certificates of deposit in other
    financial institutions                                                    891          5,546           8,309
  Purchase of cash surrender value of life insurance                       (4,735)          --              --
  Net increase in cash surrender value of life insurance                     (145)          --              --
  Purchase of First Ashland Financial Corporation stock - net               2,633           --              --
                                                                        ---------       --------       ---------
Net cash used in investing activities                                     (32,247)       (16,394)        (60,311)

                  CAMCO FINANCIAL CORPORATION AND SUBSIDIARIES

                         For the year ended December 31,
                                 (In thousands)

                                                                   1996           1995           1994
Cash flows provided by (used in) financing activities:
  Net increase in deposits                                        2,603         19,713         14,642
  Proceeds from Federal Home Loan Bank advances
    and other borrowings                                        110,115         70,400         63,241
  Repayment of Federal Home Loan Bank advances
    and other borrowings                                        (80,326)       (70,833)       (38,230)
  Dividends paid on common stock                                 (1,169)          (773)          (580)
  Proceeds from exercise of stock options                            29             10              8
  Proceeds from offering of common stock                           --             --            2,961
  Increase (decrease) in advances by borrowers for
    taxes and insurance                                            (170)          (226)         1,778
                                                              ---------       --------       --------
Net cash provided by financing activities                        31,082         18,291         43,820
                                                              ---------       --------       --------
Increase (decrease) in cash and cash equivalents                  4,418          4,168         (6,831)
Cash and cash equivalents at beginning of year                   13,447          9,279         16,110
                                                              ---------       --------       --------
Cash and cash equivalents at end of year                      $  17,865       $ 13,447       $  9,279
                                                              =========       ========       ========
Supplemental disclosure of cash flow information:
   Cash paid during the year for:
    Interest on deposits and borrowings                       $  15,735       $ 14,003       $ 10,143
                                                              =========       ========       ========
    Income taxes                                              $   1,489       $  1,684       $  1,329
                                                              =========       ========       ========
Supplemental disclosure of noncash investing activities:
  Transfers of mortgage loans to real estate acquired
    through foreclosure                                       $      92       $     70       $     72
                                                              =========       ========       ========
  Issuance of mortgage loans upon sale of real
    estate acquired through foreclosure                       $     283       $     42       $    277
                                                              =========       ========       ========
  Unrealized gains (losses) on securities designated as
    available for sale, net of related tax effects            $     (23)      $     67       $    (16)
                                                              =========       ========       ========
  Recognition of gains on sale of loans in accordance
    with SFAS No. 122                                         $     866       $    655       $   --
                                                              =========       ========       ========
  Liabilities assumed and cash paid in acquisition of
    First Ashland Financial Corporation                       $  84,467       $   --         $   --

  Less:  fair value of assets received                           80,728           --             --
                                                              ---------       --------       --------
  Amount assigned to goodwill                                 $   3,739       $   --         $   --
                                                              =========       ========       ========

The accompanying notes are an integral part of these statements.

                  CAMCO FINANCIAL CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 1996, 1995 and 1994

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    The business activities of Camco Financial Corporation (the "Corporation") have been limited primarily to holding the common shares of its wholly-owned subsidiaries: Cambridge Savings Bank ("Cambridge"), Marietta Savings Bank ("Marietta"), First Federal Savings Bank of Washington Court House ("First Federal"), First Federal Bank for Savings ("Ashland") (collectively hereinafter the "Banks") and East Ohio Land Title Agency, Inc., and two second tier subsidiaries, Camco Mortgage Corporation and WestMar Mortgage Company. Accordingly, the Corporation's results of operations are economically dependent upon the results of the Banks' operations. The Banks conduct a general commercial banking business in eastern and central Ohio, northern West Virginia and northeastern Kentucky which consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Banks' profitability is significantly dependent on net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Banks can be significantly influenced by a number of competitive factors, such as governmental monetary policy, that are outside of management's control.

    The consolidated financial information presented herein has been prepared in accordance with generally accepted accounting principles ("GAAP") and general accounting practices within the financial services industry. In preparing financial statements in accordance with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

    The following is a summary of the Corporation's significant accounting policies which, with the exception of the policy described in Note A-4, have been consistently applied in the preparation of the accompanying consolidated financial statements.

    1.  Principles of Consolidation
        ---------------------------

    The consolidated financial statements include the accounts of the Corporation and its wholly-owned and second tier subsidiaries. All significant intercompany balances and transactions have been eliminated.

    2.  Interest Rate Risk
        ------------------

    The earnings of the Banks are primarily dependent upon net interest income, which is determined by 1) the difference between yields earned on interest-earning assets and rates paid on interest-bearing liabilities (interest rate spread) and 2) the relative amounts of interest-earning assets and interest-bearing liabilities outstanding. The Corporation's interest rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. The Corporation is vulnerable to an increase in interest

                  CAMCO FINANCIAL CORPORATION AND SUBSIDIARIES

                        December 31, 1996, 1995 and 1994

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    2.  Interest Rate Risk (continued)
        ------------------

    rates to the extent that interest-bearing liabilities mature or reprice more rapidly than interest-earning assets. At December 31, 1996, 1995 and 1994, the Corporation had net interest-earning assets of $444.5 million, $328.0 million and $309.4 million with weighted average effective yields of 8.01%, 8.07% and 7.33% and net interest-bearing liabilities of approximately $415.4 million, $312.7 million and $293.4 million, with weighted average effective interest rates of 4.96%, 4.82% and 4.29%. To minimize the effect of adverse changes in interest rates on its results of operations, the Corporation has implemented an asset and liability management plan that emphasizes increasing the interest rate sensitivity and shortening the maturities of its interest-earning assets and extending the maturities of its interest-bearing liabilities. Although the Corporation has undertaken a variety of strategies to minimize its exposure to interest rate risk, its primary emphasis has been on the origination and purchase of adjustable rate loans.

    3.  Investment Securities and Mortgage-Backed Securities
        ----------------------------------------------------

    The Corporation accounts for investment and mortgage-backed securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that investments be categorized as held-to-maturity, trading, or available for sale. Securities classified as held-to-maturity are carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Trading securities and securities available for sale are carried at fair value with resulting unrealized gains or losses recorded to operations or stockholders' equity, respectively. Investment and mortgage-backed securities are classified as held to maturity or available for sale upon acquisition. At December 31, 1996 and 1995, the Corporation's stockholders' equity reflected net unrealized gains on securities designated as available for sale of $28,000 and $51,000, respectively. Realized gains and losses on sales of securities are recognized using the specific identification method.

    4.  Loans Receivable
        ----------------

    Loans held in portfolio are stated at the principal amount outstanding, adjusted for unamortized yield adjustments, including deferred loan origination fees and costs and capitalized mortgage servicing rights, and the allowance for loan losses. The yield adjustments are amortized and accreted to operations using the interest method over the average life of the underlying loans.

    Interest is accrued as earned unless the collectibility of the loan is in doubt. Uncollectible interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status.

                  CAMCO FINANCIAL CORPORATION AND SUBSIDIARIES

                        December 31, 1996, 1995 and 1994

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    4.  Loans Receivable (continued)
        ----------------

    Loans held for sale are carried at the lower of acquisition cost (less principal payments received) or fair value (market value), calculated on an aggregate basis. At December 31, 1996 and 1995, such loans were carried at cost, which approximated fair value.

    In May 1995, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 122 "Accounting for Mortgage Servicing Rights," which requires that the Corporation recognize as separate assets, rights to service mortgage loans for others, regardless of how those servicing rights are acquired. An institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained is required to allocate some of the cost of the loans to the mortgage servicing rights.

    SFAS No. 122 requires that securitization of mortgage loans be accounted for as sales of mortgage loans and acquisitions of mortgage-backed securities. Additionally, SFAS No. 122 requires that capitalized mortgage servicing rights and capitalized excess servicing receivables be assessed for impairment. Impairment is measured based on fair value.

    SFAS No. 122 was effective for years beginning after December 15, 1995, (January 1, 1996, as to the Corporation) to transactions in which an entity acquires mortgage servicing rights and to impairment evaluations of all capitalized mortgage servicing rights and capitalized excess servicing receivables whenever acquired. Retroactive application was prohibited, and earlier adoption was encouraged. Management elected early adoption of SFAS No. 122, which resulted in the recognition of $655,000 in pre-tax gains on sales of loans during the year ended December 31, 1995. During 1996, the Corporation recorded $866,000 in pre-tax gains on sales of loans pursuant to SFAS No. 122.

    The mortgage servicing rights recorded by the Banks', calculated in accordance with the provisions of SFAS No. 122, were segregated into pools for valuation purposes, using as pooling criteria the loan term and coupon rate. Once pooled, each grouping of loans was evaluated on a discounted earnings basis to determine the present value of future earnings that a purchaser could expect to realize from each portfolio. Earnings were projected from a variety of sources including loan servicing fees, interest earned on float, net interest earned on escrows, miscellaneous income, and costs to service the loans. The present value of future earnings is the "economic" value for the pool, i.e., the net realizable present value to an acquirer of the acquired servicing.

    The Corporation recorded amortization related to mortgage servicing rights totaling approximately $99,000 and $20,000 for the years ended December 31, 1996 and 1995. At December 31, 1996 and 1995, the fair value of the Corporation's mortgage servicing rights totaled approximately $1.4 million and $655,000, respectively.

    At December 31, 1996 and 1995, the Banks were servicing approximately $265.8 million and $242.9 million, respectively, of mortgage loans that have been sold to the Federal Home Loan Mortgage Corporation and other investors.

                  CAMCO FINANCIAL CORPORATION AND SUBSIDIARIES

                        December 31, 1996, 1995 and 1994

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    5.  Loan Origination and Commitment Fees
        ------------------------------------

    The Corporation accounts for loan origination fees and costs in accordance with SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases". Pursuant to the provisions of SFAS No. 91, all loan origination fees received, net of certain direct origination costs, are deferred on a loan-by-loan basis and amortized to interest income using the interest method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs attributable to originating a loan, i.e., principally actual personnel costs.

    Fees received for loan commitments are deferred and amortized over the life of the related loan using the interest method.

    6.  Allowance for Loan Losses
        -------------------------

    It is the Corporation's policy to provide valuation allowances for estimated losses on loans based upon past loss experience, trends in the level of delinquent and specific problem loans, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in the primary market area. When the collection of a loan becomes doubtful, or otherwise troubled, the Corporation records a loan loss provision equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Such provision is based on management's estimate of the fair value of the underlying collateral, taking into consideration the current and currently anticipated future operating or sales conditions. As a result, such estimates are particularly susceptible to changes that could result in a material adjustment to results of operations in the near term. Recovery of the carrying value of such loans is dependent to a great extent on economic, operating, and other conditions that may be beyond the Corporation's control.

    In May 1993, the FASB issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan". SFAS No. 114, which was amended by SFAS No. 118 as to certain income recognition and financial statement disclosure provisions, requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loans observable market price or fair value of the collateral. The Corporation adopted SFAS No. 114 effective January 1, 1995, as required, without material effect on consolidated financial condition or results of operations.

    Under SFAS No. 114, a loan is defined as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Corporation considers its investment in one-to-four family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Corporation's investment in multi-family and nonresidential loans, and its evaluation of impairment thereof, such loans are collateral dependent and as a result are carried as a practical expedient at the lower of cost or fair value.

                  CAMCO FINANCIAL CORPORATION AND SUBSIDIARIES

                        December 31, 1996, 1995 and 1994

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    6.  Allowance for Loan Losses (continued)
        -------------------------

    It is the Corporation's policy to charge off unsecured credits that are more than ninety days delinquent. Similarly, collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

    At December 31, 1996 and 1995, the Corporation had no loans that would be defined as impaired under SFAS No. 114.

    7.  Real Estate Acquired Through Foreclosure
        ----------------------------------------

    Real estate acquired through foreclosure is carried at the lower of the loan's unpaid principal balance (cost) or fair value less estimated selling expenses at the date of acquisition. Real estate loss provisions are recorded if the properties' fair value subsequently declines below the amount determined at the recording date. In determining the lower of cost or fair value at acquisition, costs relating to development and improvement of property are capitalized. Costs relating to holding real estate acquired through foreclosure, net of rental income, are charged against earnings as incurred.

    8.  Office Premises and Equipment
        -----------------------------

    Depreciation of office premises and equipment is computed using the straight-line method over estimated useful lives of the assets, estimated to be ten to fifty years for buildings and improvements and three to twenty-five years for furniture, fixtures and equipment.

    9.  Goodwill and Other Intangible Assets
        ------------------------------------

    Goodwill resulting from the acquisition of Ashland, net of amortization recorded in 1996, totaled approximately $3.7 million, and is being amortized over a twenty-five year period using the straight-line method.

    Management periodically evaluates the carrying value of these intangible assets in relation to the continuing earnings capacity of the acquired assets and assumed liabilities.

    In March 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 121 provides guidance on when to recognize and how to measure impairment losses of long-lived assets and certain identifiable intangibles and how to value long-lived assets to be disposed of. The Corporation adopted SFAS No. 121 effective January 1, 1996, as required, without material effect on consolidated financial condition or results of operations.

                  CAMCO FINANCIAL CORPORATION AND SUBSIDIARIES

                        December 31, 1996, 1995 and 1994

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    10.  Federal Income Taxes
         --------------------

    The Corporation accounts for federal income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Pursuant to the provisions of SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements that will result in taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years' earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

    The Corporation's principal temporary differences between pretax financial income and taxable income result primarily from the different methods of accounting for deferred loan origination fees, Federal Home Loan Bank stock dividends, the general loan loss allowance, percentage of earnings bad debt deductions and certain components of retirement expense. A temporary difference is also recognized for depreciation expense computed using accelerated methods for federal income tax purposes.

    11.  Earnings Per Share and Dividends Per Share
         ------------------------------------------

    Earnings per share is calculated based on the weighted average number of common and common equivalent shares (which includes those stock options that are dilutive) outstanding during the respective periods, adjusted to reflect a 5% stock dividend effected during the years ended December 31, 1996 and 1995. Dividends per share for the years ended December 31, 1996, 1995 and 1994, have also been adjusted to reflect the effect of such stock dividends.

    12.  Fair Value of Financial Instruments
         -----------------------------------

    SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of fair value information about financial instruments, whether or not recognized in the consolidated statement of financial condition, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Corporation.

                  CAMCO FINANCIAL CORPORATION AND SUBSIDIARIES

                        December 31, 1996, 1995 and 1994

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    12.  Fair Value of Financial Instruments (continued)
         -----------------------------------

    The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

                  CASH AND CASH EQUIVALENTS: The carrying amount reported in the consolidated statement of financial condition for cash and cash equivalents is deemed to approximate fair value.

                  CERTIFICATES OF DEPOSIT IN OTHER FINANCIAL INSTITUTIONS: For certificates of deposit in other financial institutions, fair values are estimated using discounted cash flow analyses, using interest rates currently being offered for such deposits with similar remaining maturities.

                  INVESTMENT SECURITIES AND MORTGAGE-BACKED SECURITIES: Fair values for investment securities and mortgage-backed securities are based on quoted market prices and dealer quotes.

                  LOANS RECEIVABLE: The loan portfolio has been segregated into categories with similar characteristics, such as one- to four-family residential real estate, multi-family residential real estate, installment and other. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality.

                  FEDERAL HOME LOAN BANK STOCK: The carrying amount presented in the consolidated statement of financial condition is deemed to approximate fair value.

                  ACCRUED INTEREST RECEIVABLE AND ACCRUED INTEREST PAYABLE: The carrying amount as reported in the consolidated statement of financial condition is deemed a reasonable estimate of fair value.

                  CASH SURRENDER VALUE OF LIFE INSURANCE: The carrying amount as reported in the consolidated statement of financial condition is deemed to approximate fair value.

                  DEPOSITS: The fair values of deposits with no stated maturity, such as money market demand deposits, savings and NOW accounts, are deemed equal to the amount payable on demand as of December 31, 1996 and 1995. The fair value of fixed-rate certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

                  CAMCO FINANCIAL CORPORATION AND SUBSIDIARIES

                        December 31, 1996, 1995 and 1994

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    12.  Fair Value of Financial Instruments (continued)
         -----------------------------------

                  ADVANCES FROM THE FEDERAL HOME LOAN BANK: The fair value of these advances is estimated using the rates currently offered for similar advances of similar remaining maturities or, when available, quoted market prices.

                  ADVANCES BY BORROWERS FOR TAXES AND INSURANCE: The carrying amount of advances by borrowers for taxes and insurance is deemed to approximate fair value.

                  COMMITMENTS TO EXTEND CREDIT: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. At December 31, 1996 and 1995, the difference between the fair value and notional amount of loan commitments was not material.

    Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments are as follows:

                                                                        DECEMBER 31,
                                                                1996                        1995
                                                     CARRYING          FAIR      CARRYING          FAIR
                                                        VALUE         VALUE         VALUE         VALUE
                                                                        (In thousands)
Financial assets
  Cash and cash equivalents                          $ 17,865      $ 17,865      $ 13,447      $ 13,447
  Certificates of deposit in other financial
     institutions                                         990           990         1,881         1,881
  Investment securities                                27,018        26,996        22,414        22,254
  Mortgage-backed securities                           11,442        11,477         5,987         6,030
  Loans receivable                                    388,923       388,329       292,751       291,671
  Federal Home Loan Bank stock                          3,942         3,942         2,832         2,832
  Accrued interest receivable                           3,011         3,011         2,129         2,129
  Cash surrender value of life insurance                4,880         4,880          --            --
                                                     --------      --------      --------      --------
                                                     $458,071      $457,490      $341,441      $340,244
                                                     ========      ========      ========      ========
Financial liabilities
  Deposits                                           $358,009      $361,821      $286,574      $290,243
  Advances from the Federal Home Loan Bank             57,354        57,313        26,078        26,139
  Advances by borrowers for taxes and insurance         2,864         2,864         2,964         2,964
                                                     --------      --------      --------      --------
                                                     $418,227      $421,998      $315,616      $319,346
                                                     ========      ========      ========      ========

    13.  Cash and Cash Equivalents
         -------------------------

    Cash and cash equivalents consist of cash and due from banks and interest-bearing deposits in other financial institutions with original maturities of three months or less.

                  CAMCO FINANCIAL CORPORATION AND SUBSIDIARIES

                        December 31, 1996, 1995 and 1994

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    14.  Advertising
         -----------

    Advertising costs are expensed when incurred.

    15.  Reclassifications
         -----------------

    Certain prior year amounts have been reclassified to conform to the 1996 consolidated financial statement presentation.

NOTE B - INVESTMENT SECURITIES AND MORTGAGE-BACKED SECURITIES

    The amortized cost, gross unrealized gains, gross unrealized losses, and estimated fair values of investment securities at December 31, 1996 and 1995 are as follows:

                                                             1996
                                                        GROSS       GROSS    ESTIMATED
                                        AMORTIZED  UNREALIZED  UNREALIZED         FAIR
                                             COST       GAINS      LOSSES        VALUE
                                          -------      ----      -----        -------
                                                        (In thousands)
HELD TO MATURITY:
  U.S. Government agency obligations      $21,367        $ 42      $ (97)      $21,312
  Municipal bonds                             477          33       --             510
                                          -------        ----      -----       -------
     Total investment securities
       held to maturity                    21,844          75        (97)       21,822
AVAILABLE FOR SALE:
  U.S. Government agency obligations        3,523          23         (3)        3,543
  Corporate equity securities               1,623          24        (16)        1,631
                                          -------        ----      -----       -------
     Total investments available
       for sale                             5,146          47        (19)        5,174
                                          -------        ----      -----       -------
     Total investment securities          $26,990        $122      $(116)      $26,996
                                          =======        ====      =====       =======

                                                             1995
                                                        GROSS       GROSS    ESTIMATED
                                        AMORTIZED  UNREALIZED  UNREALIZED         FAIR
                                             COST       GAINS      LOSSES        VALUE
                                          -------      ----      -----        -------
                                                        (In thousands)
HELD TO MATURITY:
  U.S. Government agency obligations      $19,147        $17      $(184)      $18,980
  Municipal bonds                             136          7       --             143
                                          -------        ---      -----       -------
     Total investment securities
       held to maturity                    19,283         24       (184)       19,123
AVAILABLE FOR SALE:
  U.S. Government agency obligations        2,999         46       --           3,045
  Corporate equity securities                  82          4       --              86
                                          -------        ---      -----       -------
     Total investments available
       for sale                             3,081         50       --           3,131
                                          -------        ---      -----       -------
     Total investment securities          $22,364        $74      $(184)      $22,254
                                          =======        ===      =====       =======

                  CAMCO FINANCIAL CORPORATION AND SUBSIDIARIES

                        December 31, 1996, 1995 and 1994

NOTE B - INVESTMENT SECURITIES AND MORTGAGE-BACKED SECURITIES

                 (continued)

    The amortized cost, gross unrealized gains, gross unrealized losses, and estimated fair values of mortgage-backed securities at December 31, 1996 and 1995, are as follows:

                                                             1996
                                                        GROSS       GROSS    ESTIMATED
                                        AMORTIZED  UNREALIZED  UNREALIZED         FAIR
                                             COST       GAINS      LOSSES        VALUE
                                          -------      ----      -----        -------
                                                        (In thousands)
HELD TO MATURITY:
  FNMA                                     $ 4,352      $ 19      $ (48)      $ 4,323
  FHLMC                                      2,906        69        (18)        2,957
  CMOs                                       3,142        49        (30)        3,161
  GNMA                                         195        15       --             210
  Other                                        105       --         (21)           84
                                           -------      ----      -----       -------
     Total mortgage-backed securities
       held to maturity                     10,700       152       (117)       10,735
AVAILABLE FOR SALE:
  FHLMC                                        733         9       --             742
                                           -------      ----      -----       -------
Total mortgage-backed securities           $11,433      $161      $(117)      $11,477
                                           =======      ====      =====       =======

                                                             1995
                                                        GROSS       GROSS    ESTIMATED
                                        AMORTIZED  UNREALIZED  UNREALIZED         FAIR
                                             COST       GAINS      LOSSES        VALUE
                                          -------      ----      -----        -------
                                                        (In thousands)
HELD TO MATURITY:
  FNMA                                     $3,218        $33        $ (3)       $3,248
  FHLMC                                     1,784         21          (8)        1,797
                                           ------        ---        ----        ------
     Total mortgage-backed securities
       held to maturity                     5,002         54         (11)        5,045
AVAILABLE FOR SALE:
  FHLMC                                       968         17         --            985
                                           ------        ---        ----        ------
Total mortgage-backed securities           $5,970        $71        $(11)       $6,030
                                           ======        ===        ====        ======


                  CAMCO FINANCIAL CORPORATION AND SUBSIDIARIES

                        December 31, 1996, 1995 and 1994

NOTE B - INVESTMENT SECURITIES AND MORTGAGE-BACKED SECURITIES
                 (continued)

    The amortized cost and estimated fair value of investment and mortgage-backed securities at December 31, 1996 and 1995 (including securities designated as available for sale) by contractual term to maturity are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                      1996                     1995
                                                          ESTIMATED                 ESTIMATED
                                             AMORTIZED         FAIR    AMORTIZED         FAIR
                                                  COST        VALUE         COST        VALUE
                                                               (In thousands)
Due in one year or less                        $ 4,606      $ 4,586      $ 6,019      $ 6,030
Due after one year through five years           20,095       20,097       15,217       15,084
Due after five years through ten years             487          487        1,046        1,054
Due after ten years through fifteen years          179          195         --           --
                                               -------      -------      -------      -------
     Total investment securities                25,367       25,365       22,282       22,168
Corporate equity securities                      1,623        1,631           82           86
Mortgage-backed securities - not
  due at a single maturity date                 11,433       11,477        5,970        6,030
                                               -------      -------      -------      -------
     Total                                     $38,423      $38,473      $28,334      $28,284
                                               =======      =======      =======      =======

    During 1996, the Corporation sold investment securities designated as available for sale with a carrying value of $427,000 at no gain or loss.

    There were no sales of investment securities or mortgage-backed securities during the years ended December 31, 1995 and 1994.

                  CAMCO FINANCIAL CORPORATION AND SUBSIDIARIES

                        December 31, 1996, 1995 and 1994

NOTE C - LOANS RECEIVABLE

    Loans receivable at December 31 consist of the following:

                                                    1996          1995
                                                    (In thousands)
Conventional real estate loans:
  Existing residential properties               $339,970      $243,767
  Nonresidential real estate                      12,529        11,486
  Construction                                    19,960        19,944
  Developed building lots                          1,406           965
Education loans                                    2,037         2,728
Consumer and other loans                          22,244        22,589
                                                --------      --------
              Total                              398,146       301,479
Less:
  Undisbursed portion of loans in process          8,867         8,717
  Unamortized yield adjustments                       40           497
  Allowance for loan losses                        1,247         1,032
                                                --------      --------
              Total loans receivable - net      $387,992      $291,233
                                                ========      ========

    As depicted above, the Corporation's lending efforts have historically focused on loans secured by existing residential properties, which comprise approximately $340.0 million, or 88%, of the total loan portfolio at December 31, 1996 and approximately $243.8 million, or 84%, of the total loan portfolio at December 31, 1995. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Corporation with adequate collateral coverage in the event of default. Nevertheless, the Corporation, as with any lending institution, is subject to the risk that residential real estate values could deteriorate in its primary lending areas of central and eastern Ohio, northern West Virginia, and northeastern Kentucky, thereby impairing collateral values. However, management is of the belief that residential real estate values in the Corporation's primary lending areas are presently stable.

    The Banks, in the ordinary course of business, have granted loans to certain of their directors, executive officers, and their associates. Such loans are made on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility. The aggregate dollar amount of these loans (excluding loans to any such individual which in the aggregate did not exceed $60,000) was less than 5% of stockholders' equity at December 31, 1996 and 1995.

                  CAMCO FINANCIAL CORPORATION AND SUBSIDIARIES

                        December 31, 1996, 1995 and 1994

NOTE D - ALLOWANCE FOR LOAN LOSSES

    Activity in the allowance for loan losses is summarized as follows for the years ended December 31:

                                                  1996          1995         1994
                                                         (In thousands)
Balance at beginning of year                   $ 1,032       $   943       $ 1,028
Provision for losses                               111           143            97
Allowance resulting from acquisition               109          --            --
Charge-offs, net of immaterial recoveries           (5)          (54)         (182)
                                               -------       -------       -------
Balance at end of year                         $ 1,247       $ 1,032       $   943
                                               =======       =======       =======

    Nonaccrual and nonperforming loans totaled approximately $2.4 million, $1.1 million and $1.3 million at December 31, 1996, 1995 and 1994, respectively. Interest income that would have been recognized had such nonaccrual loans performed pursuant to contractual terms totaled approximately $90,000, $24,000 and $57,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

NOTE E - OFFICE PREMISES AND EQUIPMENT

    Office premises and equipment at December 31 is summarized as follows:

                                                        1996          1995
                                                         (In thousands)
Land                                                $  1,308       $   919
Buildings and improvements                             5,783         4,095
Furniture, fixtures and equipment                      3,728         2,662
                                                    --------       -------
                                                      10,819         7,676
Less accumulated depreciation and amortization        (4,008)       (3,523)
                                                    --------       -------
                                                    $  6,811       $ 4,153
                                                    ========       =======

                  CAMCO FINANCIAL CORPORATION AND SUBSIDIARIES

                        December 31, 1996, 1995 and 1994

NOTE F - DEPOSITS

     Deposit balances by type and weighted-average interest rate at December 31, 1996 and 1995, are summarized as follows: 1996 1995

                                                       1996                     1995
                                               AMOUNT         RATE      AMOUNT         RATE
                                             --------         ----    --------         ----
                                                              (In thousands)
NOW accounts                                 $ 47,078         1.93%   $ 44,591         2.30%
Money market demand accounts                   17,186         3.64      15,047         3.29
Passbook and statement savings accounts        58,610         3.01      50,498         3.01
                                             --------         ----    --------         ----
     Total withdrawable accounts              122,874         2.68     110,136         2.76
Money market certificates:
  Seven days to one year                       46,143         5.59      19,332         4.73
  One to two years                             66,674         5.77      54,336         5.99
  Two to eight years                           82,747         6.31      70,198         6.13
Negotiated rate certificates                   21,786         5.69      21,446         5.63
Individual retirement accounts                 17,785         5.90      11,126         6.23
                                             --------         ----    --------         ----
     Total certificate accounts               235,135         5.93     176,438         5.88
                                             --------         ----    --------         ----
Total deposits                               $358,009         4.81%   $286,574         4.68%
                                             ========         ====    ========         ====

    At December 31, 1996 and 1995, the Corporation had certificates of deposit accounts with balances in excess of $100,000 totaling $37.9 million and $44.7 million, respectively.

    Interest expense on deposits is summarized as follows for the years ended December 31:

                                             1996         1995        1994
                                                   (In thousands)
Certificate of deposit accounts           $10,974      $ 9,592      $6,173
NOW accounts and money
  market demand accounts                    1,498        1,450       1,447
Passbook and statement savings
  accounts                                  1,461        1,436       1,877
                                          -------      -------      ------
                                          $13,933      $12,478      $9,497
                                          =======      =======      ======

    The contractual maturities of outstanding certificates of deposit are summarized as follows at December 31:

                                                  1996                  1995
    YEAR ENDING DECEMBER 31:                              (In thousands)
         1996                                 $       -               $105,593
         1997                                    145,780                48,826
         1998                                     53,565                14,479
         1999                                     23,290                 3,713
         2000                                      6,183                 3,827
         After 2000                                6,317                     -
                                              ----------              --------
    Total certificate of deposit accounts     $  235,135              $176,438
                                              ==========              ========

                  CAMCO FINANCIAL CORPORATION AND SUBSIDIARIES

                        December 31, 1996, 1995 and 1994

NOTE F - DEPOSITS (continued)

    At December 31, 1996 and 1995, public savings deposits were collateralized by investment securities and interest-bearing deposits in other banks totaling $22.2 million and $20.0 million, respectively.

NOTE G - ADVANCES FROM FEDERAL HOME LOAN BANK

    Advances from the Federal Home Loan Bank, collateralized at December 31, 1996 and 1995, by pledges of certain residential mortgage loans totaling $86.0 million and $39.1 million, respectively, as well as the Federal Home Loan Bank stock of the respective Bank subsidiaries, are summarized as follows:

                              MATURING FISCAL
    INTEREST RATE              YEAR ENDING IN           1996                1995
                                                              (In thousands)
    5.80% - 7.45%                  1996             $      -             $15,500
    5.36% - 7.75%                  1997               34,500               8,000
    4.95% - 5.90%                  1998               11,750               2,000
    6.10% - 6.25%                  1999                4,462                   -
    5.38%                          2000                  750                   -
    4.25% - 6.71%            Thereafter                5,892                 578
                                                     -------            --------
                                                     $57,354            $ 26,078
                                                     =======            ========
                  Weighted average rate                 5.87%               6.31%
                                                        ====                ====

NOTE H - FEDERAL INCOME TAXES

    A reconciliation of the effective tax rate for the years ended December 31, 1996, 1995 and 1994, respectively, and the federal statutory rate in each of these years of 34%, computed by applying the statutory federal corporate tax rate to income before taxes, are summarized as follows at December 31:

                                                     1996           1995         1994
                                                              (In thousands)
    Expected federal tax at statutory rate         $1,533         $1,890       $1,310
    Other                                             (37)            20            1
                                                   ------         ------       ------
    Tax provision per consolidated financial
      statements                                   $1,496         $1,910       $1,311
                                                   ======         ======       ======

                  CAMCO FINANCIAL CORPORATION AND SUBSIDIARIES

                        December 31, 1996, 1995 and 1994

NOTE H - FEDERAL INCOME TAXES (continued)

    The components of the Corporation's net deferred tax liability as of December 31, 1996 and 1995, are summarized as follows:

                                                                      1996                          1995
                                                            TEMPORARY        TAX          TEMPORARY        TAX
                                                           DIFFERENCE      AT 34%        DIFFERENCE      AT 34%
    Deferred tax liabilities:
      Deferred loan origination fees                        $     (57)   $   (19)           $  (639)   $  (217)
      FHLB stock dividends                                     (1,528)      (520)              (952)      (324)
      Percentage of earnings bad debt deduction                (1,732)      (589)            (1,750)      (595)
      Retirement expense                                          (49)       (17)              (156)       (53)
      Mortgage servicing rights                                (1,419)      (482)              (655)      (223)
      Other liabilities                                          (602)      (205)              (285)       (97)
                                                              -------    -------            -------    -------
         Total deferred tax liabilities                        (5,387)    (1,832)            (4,437)    (1,509)

    Deferred tax assets:
      General loan loss allowance                               1,105        376                949        323
      Other assets                                                306        104                 88         30
                                                              -------    -------            -------    -------
         Total deferred tax assets                              1,411        480              1,037        353
                                                              -------    -------            -------    -------
         Net deferred tax liability                           $(3,900)   $(1,352)           $(3,400)   $(1,156)
                                                              =======    =======            =======    =======

    The Banks were allowed a special bad debt deduction generally limited to 8% of otherwise taxable income, subject to certain limitations based on aggregate loans and savings account balances at the end of the year. If the amounts that qualify as deductions for federal income taxes are later used for purposes other than for bad debt losses, including distributions in liquidations, such distributions will be subject to federal income taxes at the then current corporate income tax rate. The percentage of earnings bad debt deduction had accumulated to approximately $7.6 million as of December 31, 1996. The amount of the unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $2.0 million at December 31, 1996. See Note P for additional information regarding future percentage of earnings bad debt deductions.

NOTE I - COMMITMENTS

    The Banks are parties to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of their customers including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Banks' involvement in such financial instruments.

                  CAMCO FINANCIAL CORPORATION AND SUBSIDIARIES

                        December 31, 1996, 1995 and 1994

NOTE I - COMMITMENTS (continued)

    The Banks' exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Banks use the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

    At December 31, 1996 and 1995, the Banks had outstanding commitments to originate or purchase fixed rate loans of approximately $1.4 million and $2.7 million, respectively, and adjustable rate loans of approximately $4.4 million and $4.0 million, respectively. Additionally, the Banks had unused lines of credit under home equity loans of $7.5 million at December 31, 1996. Management believes that all loan commitments are able to be funded through cash flow from operations and existing excess liquidity. Fees received in connection with these commitments have not been recognized in earnings.

    Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Banks evaluate each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral on loans may vary but the preponderance of loans granted generally include a mortgage interest in real estate as security.

NOTE J - REGULATORY CAPITAL REQUIREMENTS

    Cambridge and Marietta are subject to the regulatory capital requirements of the Federal Deposit Insurance Corporation (the "FDIC"). First Federal Savings Bank and First Federal Bank for Savings are subject to minimum regulatory capital standards promulgated by the Office of Thrift Supervision (the "OTS"). Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on each of the Banks' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Banks must meet specific capital guidelines that involve quantitative measures of the Banks' assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Banks' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

    During the calendar year, each of the Banks were notified from their respective regulators that the Banks were categorized as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized" the Banks' must maintain minimum capital ratios as set forth in the following tables.

                  CAMCO FINANCIAL CORPORATION AND SUBSIDIARIES

                        December 31, 1996, 1995 and 1994

NOTE J - REGULATORY CAPITAL REQUIREMENTS (continued)

    The Federal Deposit Insurance Corporation (FDIC) has adopted risk-based capital ratio guidelines to which Cambridge and Marietta are subject. The guidelines establish a systematic analytical framework that makes regulatory capital requirements more sensitive to differences in risk profiles among banking organizations. Risk-based capital ratios are determined by allocating assets and specified off-balance sheet commitments to four risk-weighting categories, with higher levels of capital being required for the categories perceived as representing greater risk.

    These guidelines divide the capital into two tiers. The first tier ("Tier 1") includes common equity, certain non-cumulative perpetual preferred stock (excluding auction rate issues) and minority interests in equity accounts of consolidated subsidiaries, less goodwill and certain other intangible assets (except mortgage servicing rights and purchased credit card relationships, subject to certain limitations). Supplementary ("Tier II") capital includes, among other items, cumulative perpetual and long-term limited-life preferred stock, mandatory convertible securities, certain hybrid capital instruments, term subordinated debt and the allowance for loan losses, subject to certain limitations, less required deductions. Savings banks are required to maintain a total risk-based capital ratio of 8%, of which 4% must be Tier 1 capital. The FDIC may, however, set higher capital requirements when particular circumstances warrant. Savings banks experiencing or anticipating significant growth are expected to maintain capital ratios, including tangible capital positions, well above the minimum levels.

    In addition, the FDIC established guidelines prescribing a minimum Tier 1 leverage ratio (Tier 1 capital to adjusted total assets as specified in the guidelines). These guidelines provide for a minimum Tier 1 leverage ratio of 3% for savings banks that meet certain specified criteria, including that they have the highest regulatory rating and are not experiencing or anticipating significant growth. All other savings banks are required to maintain a Tier 1 leverage ratio of 3% plus an additional cushion of at least 100 to 200 basis points.

    As of December 31, 1996, management believes that Cambridge and Marietta meet all capital adequacy requirements to which the Banks are subject.

             CAMBRIDGE                                      AS OF DECEMBER 31, 1996

                                                                       FOR CAPITAL
                                    ACTUAL                          ADEQUACY PURPOSES
                              ------------------        ------------------------------------------
                              AMOUNT       RATIO              AMOUNT                  RATIO
                                                        (In thousands)
Total capital
(to risk-weighted assets)     $13,176      13.4%     = Greater than $7,840      = Greater than 8.0%
Tier I Capital
(to risk-weighted assets)     $12,786      13.0%     = Greater than $3,920      = Greater than 4.0%
Tier I Leverage               $12,786       7.2%     = Greater than $7,087      = Greater than 4.0%


             CAMBRIDGE
                                        TO BE "WELL-CAPITALIZED"
                                        UNDER PROMPT CORRECTIVE
                                           ACTION PROVISIONS
                              ----------------------------------------------
                                     AMOUNT                    RATIO
                                              (In thousands)
Total capital
(to risk-weighted assets)     = Greater than $9,800     = Greater than 10.0%
Tier I Capital
(to risk-weighted assets)     = Greater than $5,880     = Greater than  6.0%
Tier I Leverage               = Greater than $8,859     = Greater than  5.0%

                  CAMCO FINANCIAL CORPORATION AND SUBSIDIARIES

                        December 31, 1996, 1995 and 1994

NOTE J - REGULATORY CAPITAL REQUIREMENTS (continued)

    MARIETTA                                             AS OF DECEMBER 31, 1996


                                                                                FOR CAPITAL
                                              ACTUAL                         ADEQUACY PURPOSES
                                         --------------               ----------------------------
                                         AMOUNT    RATIO               AMOUNT                RATIO
                                                                      (In thousands)
    Total capital
      (to risk-weighted assets)          $8,726    12.3%         Greater than $5,654    Greater than 8.0%
    Tier I Capital
      (to risk-weighed assets)           $8,354    11.8%         Greater than $2,827    Greater than 4.0%
    Tier I Leverage                      $8,354     7.3%         Greater than $4,547    Greater than 4.0%

    MARIETTA                                            AS OF DECEMBER 31, 1996
                                                             TO BE "WELL-
                                                          CAPITALIZED" UNDER
                                                          PROMPT CORRECTIVE
                                                          ACTION PROVISIONS
                                             -------------------------------------------
                                                   AMOUNT                   RATIO
                                                           (In thousands)

    Total capital
      (to risk-weighted assets)              Greater than $7,067     Greater than  10.0%
    Tier I Capital
      (to risk-weighed assets)               Greater than $4,240     Greater than   6.0%
    Tier I Leverage                          Greater than $5,684     Greater than   5.0%

    The minimum capital standards of the OTS generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as stockholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) equal to 3.0% of adjusted total assets. An OTS proposal, if adopted in present form, would increase the core capital requirement to a range of 4.0% - 5.0% of adjusted total assets for substantially all savings associations. Management anticipates no material change to the Banks' excess regulatory capital position as a result of this proposed change in the regulatory capital requirement. The risk-based capital requirement currently provides for the maintenance of core capital plus general loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Banks' multiply the value of each asset on their respective statement of financial condition by a defined risk-weighting factor, e.g., one- to four-family residential loans carry a risk-weighted factor of 50%.

    As of December 31, 1996, management believes that First Federal and Ashland meet all capital adequacy requirements to which the Banks are subject.




    FIRST FEDERAL                                    AS OF DECEMBER 31, 1996


                                                                                FOR CAPITAL
                                              ACTUAL                         ADEQUACY PURPOSES
                                         --------------               ----------------------------
                                         AMOUNT    RATIO               AMOUNT                RATIO
                                                        (In thousands)

    Tangible capital                     $6,232      7.2%        Greater than $1,300    Greater than 1.5%

    Core Capital                         $6,232      7.2%        Greater than $2,601    Greater than 3.0%

    Risk-based capital                   $6,482    13.7%         Greater than $3,788    Greater than 8.0%

    FIRST FEDERAL                                         AS OF DECEMBER 31, 1996
                                                              TO BE "WELL-
                                                           CAPITALIZED" UNDER
                                                           PROMPT CORRECTIVE
                                                           ACTION PROVISIONS
                                              -------------------------------------------
                                                    AMOUNT                   RATIO
                                                            (In thousands)


    Tangible capital                          Greater than $4,334     Greater than   5.0%

    Core Capital                              Greater than $5,201     Greater than   6.0%

    Risk-based capital                        Greater than $4,735     Greater than  10.0%

                  CAMCO FINANCIAL CORPORATION AND SUBSIDIARIES

                        December 31, 1996, 1995 and 1994

NOTE J - REGULATORY CAPITAL REQUIREMENTS (continued)

    ASHLAND                                                    AS OF DECEMBER 31, 1996


                                                                                FOR CAPITAL
                                              ACTUAL                         ADEQUACY PURPOSES
                                         --------------               ----------------------------
                                         AMOUNT    RATIO               AMOUNT                RATIO
                                                                      (In thousands)

    Tangible capital                    $12,709    14.7%         Greater than $1,299    Greater than 1.5%

    Core Capital                        $12,709    14.7%         Greater than $2,598    Greater than 3.0%

    Risk-based capital                  $12,802    27.8%         Greater than $3,680    Greater than 8.0%

    ASHLAND                                               AS OF DECEMBER 31, 1996
                                                                TO BE "WELL-
                                                             CAPITALIZED" UNDER
                                                             PROMPT CORRECTIVE
                                                             ACTION PROVISIONS
                                                -------------------------------------------
                                                      AMOUNT                   RATIO
                                                              (In thousands)


    Tangible capital                            Greater than $4,330     Greater than   5.0%

    Core Capital                                Greater than $5,196     Greater than   6.0%

    Risk-based capital                          Greater than $4,601     Greater than  10.0%

    The Corporation's management believes that, under the current regulatory capital regulations, the Banks will continue to meet their minimum capital requirements in the foreseeable future. However, events beyond the control of the Corporation, such as increased interest rates or a downturn in the economy in the subsidiaries' market areas, could adversely affect future earnings and, consequently, the ability to meet future minimum regulatory capital requirements.

    Regulations of the Office of Thrift Supervision (OTS) impose limitations on the payment of dividends and other capital distributions by savings associations. Under such regulations, a savings association that, immediately prior to, and on a pro forma basis after giving effect to, a proposed capital distribution, has total capital (as defined by OTS regulation) that is equal to or greater than the amount of its fully phased-in capital requirement is generally permitted without OTS approval (but subsequent to 30 days prior notice to the OTS of the planned dividend) to make capital distributions during a calendar year in the amount of (i) up to 100% of its net earnings to date during the year plus an amount equal to one-half of the amount by which its total capital to assets ratio exceeded its fully phased-in capital to assets ratio at the beginning of the year
    (ii) or 75% of its net income for the most recent four quarters. Pursuant to such OTS dividend regulations, the Banks had the ability to pay dividends of approximately $7.3 million to Camco Financial Corporation at December 31, 1996.

NOTE K - BENEFIT PLANS

    The Corporation has a non-contributory insured defined benefit pension plan (the Plan) covering all eligible employees. The Plan's benefit formula is the projected unit credit formula which encompasses future salary levels and participants' years of service.

                  CAMCO FINANCIAL CORPORATION AND SUBSIDIARIES

                        December 31, 1996, 1995 and 1994

NOTE K - BENEFIT PLANS (continued)

    Net pension costs includes the following components for the years ended December 31:

                                                                          1996        1995        1994
                                                                                 (In thousands)
Service cost - benefits earned during year                               $ 232       $ 185       $ 180
Interest cost on projected benefit obligation                              180         158         155
Gain on plan assets                                                        (69)       (139)        (53)
Net amortization, deferral and other                                       (40)         65          27
                                                                         -----       -----       -----
Net pension cost                                                         $ 303       $ 269       $ 309
                                                                         =====       =====       =====

The following table sets forth the Plan's funded status and amounts recognized in the consolidated statement of financial condition at December 31:

                                                                   1996        1995
                                                                    (In thousands)
Actuarial present value of benefit obligation:
  Vested benefit obligation                                       $1,605      $ 1,819
                                                                  ======      =======
  Accumulated benefit obligation                                  $1,605      $ 1,955
                                                                  ======      =======
Plan assets at fair value                                         $2,279      $ 1,918
Actuarial present value of projected benefit
  obligation for services rendered to date                         1,605        3,033
                                                                  ------      -------
Plan assets greater (less) than projected benefit obligation         674       (1,115)
Unrecognized net gain                                                580        1,168
Unrecognized transition liability, net of amortization                 2            2
Other                                                                  1          116
                                                                  ------      -------
Prepaid pension cost (included in prepaid expenses
  and other assets)                                               $   97      $   171
                                                                  ======      =======
Assumptions for the plan valuations include:

                                                            YEAR ENDED
                                                            DECEMBER 31,
                                                    1996       1995       1994
Weighted average discount rate                      7.71%      6.00%      6.50%
Annual rate of increase in compensation levels       N/A       4.50%      4.50%
Expected long-term rate of return on assets         8.00%      8.00%      7.00%

    The Corporation is in the process of terminating the Plan. It is anticipated that appropriate regulatory approval of the Plan termination will be received in the first quarter of calendar 1997.

    Coincident with the termination of the pension plan, the Corporation undertook a retirement plan in 1996 which provides retirement benefits to certain key officers. The Corporation's obligations under the plan have been provided for via the purchase of single premium key man life insurance of which the Corporation is the beneficiary. The Corporation recorded expense related to the plan totaling approximately $37,000 during the year ended December 31, 1996.

                  CAMCO FINANCIAL CORPORATION AND SUBSIDIARIES

                        December 31, 1996, 1995 and 1994

NOTE K - BENEFIT PLANS (continued)

    The Corporation also has a 401(k) Salary Savings Plan covering substantially all employees. Total expense under this plan was $93,000, $62,000 and $63,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

NOTE L - STOCK OPTION PLANS

    Stockholders of the Corporation have approved three stock option plans. Under the 1972 Plan, 161,416 common shares were reserved for issuance to officers, directors, and key employees of the Corporation and its subsidiaries. The 1982 Plan reserved 73,539 common shares for issuance to employees of the Corporation and its subsidiaries. Under the 1995 Plan, 97,650 shares were reserved for issuance. As of December 31, 1996, options to purchase 73,500 shares were awarded to officers, directors, and key employees at $16.15 per share, the common stock's adjusted fair value on the grant date, and were subject to exercise at the discretion of the grantees through 2005. At December 31, 1996, no options under the 1995 Plan have been exercised. The foregoing number of shares under option have been adjusted to reflect the 5% stock dividends effected during the years ended December 31, 1996, 1995 and 1994, and the stock split effected in the form of a 100% stock dividend in 1993. At December 31, 1996, all of the stock options under the 1972 and 1982 Plans had been granted and were subject to exercise at the discretion of the grantees through 2002.

    The following summarizes stock option transactions for the 1972 and 1982
Plans:

                                                                     1972 PLAN
                                                                        OPTION
                                                     NUMBER              PRICE
                                                  OF SHARES          PER SHARE          TOTAL
    Outstanding at January 1, 1994                    2,668        $1.58-$5.72        $12,629
    Effect of 5% stock dividend in 1994                 133              -                  -
                                                     ------       -------------       -------
    Outstanding at December 31, 1994                  2,801        $1.50-$5.44         12,629
    Exercised                                        (1,382)       $3.55 (avg.)        (4,911)
    Effect of 5% stock dividend in 1995                  71              -                  -
                                                     ------     ---------------       -------
    Outstanding at December 31, 1995                  1,490              $5.18          7,718
    Exercised                                        (1,490)              5.18         (7,718)
                                                     ------              -----        -------
    Outstanding at December 31, 1996                     -               $  -         $     -
                                                     ======              =====        =======

                  CAMCO FINANCIAL CORPORATION AND SUBSIDIARIES

                        December 31, 1996, 1995 and 1994

NOTE L - STOCK OPTION PLANS (continued)

                                                  1982 PLAN
                                                     OPTION
                                         NUMBER       PRICE
                                      OF SHARES   PER SHARE         TOTAL
Outstanding at January 1, 1994            6,206       $5.72      $ 35,445

Exercised                                (1,361)      $5.44        (7,685)

Effect of 5% stock dividend in 1994         259        --            --
                                         ------       -----      --------
Outstanding at December 31, 1994          5,104       $5.44        27,760

Exercised                                (1,058)      $5.44        (5,755)

Effect of 5% stock dividend in 1995         202        --            --
                                         ------       -----      --------
Outstanding at December 31, 1995          4,248       $5.18      $ 22,005

Exercised                                (4,081)      $5.18       (21,140)

Effect of 5% stock dividend in 1996           4        --            --
                                         ------       -----      --------
Outstanding at December 31, 1996            171       $4.93      $    843
                                         ======       =====      ========

    Additionally, in connection with the acquisition of First Ashland Financial Corporation, the stock options of First Ashland were converted into 160,772 options of Camco Financial Corporation stock at an exercise price of $12.24 per share which expire on October 25, 2005. As of December 31, 1996, none of these options had been exercised.

    On January 1, 1996, the Corporation adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue to account for employee stock options and similar equity instruments under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net earnings and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied. Such disclosures are not required for the Corporation since no stock options were granted in 1996. The Corporation's employee stock option plans are accounted for under APB Opinion No. 25.

                  CAMCO FINANCIAL CORPORATION AND SUBSIDIARIES

                        December 31, 1996, 1995 and 1994

NOTE M - CAMCO FINANCIAL CORPORATION CONDENSED FINANCIAL

                    INFORMATION

     The following condensed financial statements summarize the financial position of Camco Financial Corporation as of December 31, 1996 and 1995 and the results of its operations and its cash flows for each of the years ended December 31, 1996, 1995 and 1994:

                           CAMCO FINANCIAL CORPORATION

                        STATEMENTS OF FINANCIAL CONDITION

                                  December 31,
                                 (In thousands)

                                                                  1996         1995
ASSETS

Cash in subsidiary Banks                                       $   373      $   685
Interest-bearing deposits in other financial institutions        1,230         --
Investment securities available for sale                            97           86
Investment in Bank subsidiaries utilizing
  the equity method                                             43,959       27,079
Investment in title agency subsidiary                              339          232
Cash surrender value of life insurance                             631         --
Prepaid expenses and other assets                                    6           46
Prepaid federal income taxes                                        76         --
                                                               -------      -------
         Total assets                                          $46,711      $28,128
                                                               =======      =======

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and other accrued liabilities                 $ 1,319      $   110
Dividends payable                                                  368          207
Accrued federal income taxes                                      --            118
Deferred federal income taxes                                       11         --
                                                               -------      -------
         Total liabilities                                       1,698          435

Stockholders' equity
  Common stock                                                   3,063        1,971
  Additional paid-in capital                                    21,917        5,735
  Retained earnings - substantially restricted                  20,005       19,936
  Unrealized gains on securities designated as
    available for sale, net of related tax effects                  28           51
                                                               -------      -------
         Total stockholders' equity                             45,013       27,693
                                                               -------      -------
         Total liabilities and stockholders' equity            $46,711      $28,128
                                                               =======      =======

                  CAMCO FINANCIAL CORPORATION AND SUBSIDIARIES

                        December 31, 1996, 1995 and 1994

NOTE M - CAMCO FINANCIAL CORPORATION CONDENSED FINANCIAL
         INFORMATION (continued)

                           CAMCO FINANCIAL CORPORATION

                             STATEMENTS OF EARNINGS

                             Year ended December 31,

                                 (In thousands)

                                               1996          1995          1994
Income:
  Dividends from Bank subsidiaries          $ 2,264       $ 1,123       $   870
  Interest and other income                      60           140           203
  Equity in undistributed net earnings
    of the Bank subsidiaries                  1,140         2,781         1,845
  Equity in undistributed net earnings
    of title agency subsidiary                  107            72             8
                                            -------       -------       -------
         Total income                         3,571         4,116         2,926
General, administrative and other
  expense                                       912           607           496
                                            -------       -------       -------
Earnings before federal income tax
  credits                                     2,659         3,511         2,430
Federal income tax credits                     (354)         (137)         (112)
                                            -------       -------       -------
Net earnings                                $ 3,013       $ 3,648       $ 2,542
                                            =======       =======       =======

                  CAMCO FINANCIAL CORPORATION AND SUBSIDIARIES

                        December 31, 1996, 1995 and 1994

NOTE M - CAMCO FINANCIAL CORPORATION CONDENSED FINANCIAL
                    INFORMATION (continued)

                           CAMCO FINANCIAL CORPORATION
                            STATEMENTS OF CASH FLOWS
                             Year ended December 31,
                                 (In thousands)

                                                                     1996          1995          1994
Cash flows provided by (used in) operating activities:
  Net earnings for the year                                       $ 3,013       $ 3,648       $ 2,542
  Adjustments to reconcile net earnings to net
  cash flows from operating activities:
    Undistributed net earnings of the Bank
      subsidiaries                                                 (1,140)       (2,781)       (1,845)
    Undistributed net earnings of title
      agency subsidiary                                              (107)          (72)           (8)
    Decrease (increase) in other assets                                40           (61)          (16)
    Increase (decrease) in accounts payable
      and other liabilities                                         1,370           (88)          (72)
    Increase (decrease) in current federal income taxes              (194)         (136)           35
    Other - net                                                      (273)         --            --
                                                                  -------       -------       -------
         Net cash provided by operating activities                  2,709           510           636

Cash flows used in investing activities:
  Issuance of note receivable to Bank subsidiary                     --            --          (3,000)
  Repayment of note receivable from Bank subsidiary                  --           3,000          --
  Contribution of capital to Bank subsidiaries                       --          (2,500)         --
  Purchase of investment securities                                   (20)          (29)         --
  Purchase of cash surrender value of life insurance                 (614)         --            --
  Net increase in cash surrender value of life insurance              (17)         --            --
  Increase in interest-bearing deposits in other
    financial institutions                                         (1,230)         --            --
                                                                  -------       -------       -------
         Net cash provided by (used in) investing activities       (1,881)          471        (3,000)

Cash flows provided by (used in) financing activities:
  Proceeds from other borrowing                                     5,465          --            --
  Repayment of other borrowing                                     (5,465)         --            --
  Common stock options exercised                                       29            10             8
  Dividends paid                                                   (1,169)         (773)         (580)
  Proceeds from offering of common stock                             --            --           2,961
                                                                  -------       -------       -------
         Net cash provided by (used in) financing activities       (1,140)         (763)        2,389
                                                                  -------       -------       -------

Net increase (decrease) in cash and cash equivalents                 (312)          218            25

Cash and cash equivalents at beginning of year                        685           467           442
                                                                  -------       -------       -------

Cash and cash equivalents at end of year                          $   373       $   685       $   467
                                                                  =======       =======       =======

                  CAMCO FINANCIAL CORPORATION AND SUBSIDIARIES

                        December 31, 1996, 1995 and 1994

NOTE M - CAMCO FINANCIAL CORPORATION CONDENSED FINANCIAL
         INFORMATION (continued)

    During 1994, the Corporation undertook an offering of common stock which was completed on December 28, 1994. The Corporation issued 231,000 shares of common stock in the offering at $14.50 per share. After giving effect to offering expenses of $379,000, the Corporation recognized a $3.0 million increase in stockholders' equity.

NOTE N - SEGMENT INFORMATION

    The following table sets forth the Corporation's revenues, income before income taxes, and assets for each of its business segments for the years ended December 31, 1996, 1995 and 1994. For purposes of the table, "revenue" represents the sum of total interest income and total other income:

                                                  YEAR ENDED
                                                  DECEMBER 31,
                                      1996            1995           1994
                                                (In thousands)
Revenue:
  Banking                          $  31,035       $  26,827       $  20,429
  Mortgage banking                     2,976           2,808           2,703
                                   ---------       ---------       ---------
     Total business segments          34,011          29,635          23,132
  Intersegment eliminations           (1,155)           (902)           (795)
                                   ---------       ---------       ---------
     Total                         $  32,856       $  28,733       $  22,337
                                   =========       =========       =========
Earnings before income taxes:
  Banking                          $   3,314       $   4,092       $   2,934
  Mortgage banking                     1,369           1,698           1,099
                                   ---------       ---------       ---------
     Total business segments           4,683           5,790           4,033
  Intersegment eliminations             (174)           (232)           (180)
                                   ---------       ---------       ---------
     Total                         $   4,509       $   5,558       $   3,853
                                   =========       =========       =========
Assets-year-end:
  Banking                          $ 467,478       $ 344,177       $ 323,355
  Mortgage banking                     2,655           3,096           1,817
                                   ---------       ---------       ---------
     Total business segments         470,133         347,273         325,172
  Intersegment eliminations             (683)           (804)           (545)
                                   ---------       ---------       ---------
     Total                         $ 469,450       $ 346,469       $ 324,627
                                   =========       =========       =========

                  CAMCO FINANCIAL CORPORATION AND SUBSIDIARIES

                        December 31, 1996, 1995 and 1994

NOTE O - BUSINESS COMBINATION

    On October 4, 1996, the Corporation acquired First Ashland Financial Corporation utilizing the purchase method of accounting. First Ashland was dissolved upon consummation, with First Ashland's banking subsidiary, First Federal Bank for Savings, continuing operations as a wholly owned subsidiary of the Corporation. The results of First Federal Bank for Savings' operations subsequent to October 4, 1996 are included in the consolidated financial statements. Camco paid $13.2 million in cash and issued 987,247 of its common shares in connection with the acquisition, with the $3.7 million excess of the fair value of liabilities assumed over assets received, assigned to goodwill.

    Presented below are pro-forma condensed consolidated statements of earnings and earnings per share which have been prepared as if the acquisition had been consummated as of the beginning of each of the years ended December 31, 1996 and 1995.

                                                1996          1995
                                       (In thousands, except share data)
                                                   (Unaudited)
Total interest income                          $33,956      $31,442
Total interest expense                          18,504       17,675
                                               -------      -------
     Net interest income                        15,452       13,767

Provision for losses on loans                      161          141
Other income                                     3,749        3,375
General, administrative and other expense       14,435       10,777
                                               -------      -------
     Earnings before income taxes                4,605        6,224

Federal income taxes                             1,617        2,167
                                               -------      -------
     Net earnings                              $ 2,988      $ 4,057
                                               =======      =======
     Earnings per share                        $   .96      $  1.28
                                               =======      =======

    NOTE P - LEGISLATIVE DEVELOPMENTS

    The deposit accounts of the Banks and of other savings associations are insured by the FDIC through the Savings Association Insurance Fund ("SAIF"). The reserves of the SAIF were below the level required by law, because a significant portion of the assessments paid into the fund were used to pay the cost of prior thrift failures. The deposit accounts of commercial banks are insured by the FDIC through the Bank Insurance Fund ("BIF"), except to the extent such banks have acquired SAIF deposits. The reserves of the BIF met the level required by law in May 1995. As a result of the respective reserve levels of the funds, deposit insurance assessments paid by healthy savings associations exceeded those paid by healthy commercial banks by approximately $.19 per $100 in deposits in 1995. In 1996, no BIF assessments were required for healthy commercial banks except for a $2,000 minimum fee.

                  CAMCO FINANCIAL CORPORATION AND SUBSIDIARIES

                        December 31, 1996, 1995 and 1994

NOTE P - LEGISLATIVE DEVELOPMENTS (continued)

    Legislation was enacted to recapitalize the SAIF that provided for a special assessment totaling $.657 per $100 of SAIF deposits held at March 31, 1995, in order to increase SAIF reserves to the level required by law. The Banks held $277.3 million in deposits at March 31, 1995, resulting in an assessment of approximately $1.8 million, or $1.2 million after tax, which was charged to operations in 1996.

    A component of the recapitalization plan provides for the merger of the SAIF and BIF on January 1, 1999. However, the SAIF recapitalization legislation currently provides for an elimination of the thrift charter or of the separate federal regulation of thrifts prior to the merger of the deposit insurance funds. As a result, First Federal and Ashland would be regulated as banks under federal laws which would subject it to the more restrictive activity limits imposed on national banks. Under separate legislation related to the recapitalization plan, the Banks are required to recapture as taxable income approximately $1.7 million of their bad debt reserve, which represents the post-1987 additions to the reserve, and will be unable to utilize the percentage of earnings method to compute the reserve in the future. The Banks have provided deferred taxes for this amount and will be permitted to amortize the recapture of the bad debt reserve in taxable income over six years.